PATENT ACQUISITION AGREEMENT

This Patent Acquisition Agreement (the “Agreement”) is entered into and effective as of February 12, 2010 (the “Effective Date”), by and among Nectid Inc., a Delaware corporation having a principal place of business at 116, Village Boulevard, Princeton, NJ 08540 (the “Assignor”), and Pro-Tect, Inc., a Nevada corporation, mailing address c/o Leonard E. Neilson, Attorney at Law, 8160 South Highland Drive, Suite 104, Salt Lake City, Utah (the “Assignee or “Company”). The Assignee and Assignor are individually referred to as “Party” and collectively as “Parties”

WITNESSETH

WHEREAS, Assignor is willing to sell its right, title and interest in certain of its patents and patent applications to Assignee; and

WHEREAS, Assignee wishes to acquire such patents and patent applications in a transaction described herein (the “Acquisition”),

NOW THEREFORE

In view of the foregoing premises and the mutual covenants set forth herein, the parties agree as follows:

1.0	DEFINITIONS

1.1      Assigned Patents. The Assigned Patents means all issued patents and pending patent applications, including any provisional, divisional, continuation, continuation-in-part, reissue or re-examination applications, or patents issuing therefrom (and further including any foreign counterpart patents and applications corresponding thereto), as more particularly set forth in Exhibit A, annexed hereto and by this reference made a part hereof.

1.2      “Capitalization” means the financing of the Assignee immediately after the closing date wherein the financing is to be no less than $ 2.0 million.

1.3      “Commercially Reasonable Efforts” means, with respect to the efforts to be expended by Company with respect to any objective, those reasonable, diligent, good faith efforts to accomplish such objective as a pharmaceutical company would normally use to accomplish a similar objective under similar circumstances with respect to a product owned by such company, taking into account the proprietary position of the product, pricing, the potential profitability of the product, regulatory considerations and other commercially or scientifically relevant factors.

1.1      “Company Disclosure Letter” has the meaning set forth in Section 6.0.

1.2      “Company RSU” means an award of restricted stock units granted under a Company Equity Plan that is outstanding as of the relevant date.

1.3      “Company Option” means an option to acquire Company Common Stock granted under a Company Equity Plan that is outstanding and unexercised as of the relevant date.

1.4      “Company ESPP or Company Equity Plan” means the Company Employee Stock Purchase or Incentive Plan.

1.5      “Company SEC Reports” has the meaning set forth in Section 6.5.

1.6      “Developmental Milestones” means performance or developmental requirements required should Assignee license the patents from Exhibit A to a third party.

1.7      “DEA” means United States Drug Enforcement Administration.

1.8      “Effective Time” means as defined in Section 2.4.

1.9      “Exchange” means Over The Counter Bulletin Board or NASDAQ

1.10    “FDA” means Federal Drug Administration.

1.11    “Gross Revenues” means the total revenues from upfront licensing fees and Milestone Payments from the Commercialization of the Assigned Patents received from third parties in a year, as calculated prior to any deductions or adjustments.

1.12    “Material Adverse Effect” means any event, change, development or occurrence that, either individually or in the aggregate with all other events, changes, developments or occurrences, would have, or could reasonably be expected to have, a material adverse effect on: (i) the properties, assets, liabilities, business, results of operations, financial condition of the Company taken as a whole, but excluding any such event, change, development or occurrence resulting from or arising out of (A) changes in the financial markets generally in the United States or that are the result of acts of war or terrorism (B) general national, international or regional economic, financial, political or business conditions (including changes in Law or GAAP or the interpretation thereof) affecting generally the generic pharmaceutical industry or the pharmaceutical industry, which do not have a materially disproportionate effect (relative to other industry participants) on the Company taken as a whole, (C) the execution, announcement and performance of this Agreement, or any actions taken, delayed or omitted to be taken by the Company pursuant to this Agreement or at the request of Assignor, (D) any matter of which Assignor or its Representatives has actual knowledge on the date of this Agreement, and (E) any matter set forth in Section 6 of the Company Disclosure Letter; or (ii) the ability of the Company to consummate the Acquisition.

1.13    “Milestone Payments” means all non-royalty income received by the Assignee during the course of and related to Commercialization of the Assigned Patents.

1.14    “Net Sales” means the amount of sales generated by a company after the deduction of returns, allowances for damaged or missing goods and any discounts allowed.

1.15    “Permits” means any material governmental licenses, franchises, permits, certificates, consents, orders, approvals, filings or other similar authorizations or notifications required under applicable Law.

1.16    “Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a Governmental Entity or any department, agency or political subdivision thereof.

1.17    “Products” means the pharmaceutical products and services developed during the course of Commercialization of the Assigned Patents”.

1.18    “Restrictive Legend” means the restrictive legend on the stock issued to the Assignor under this Agreement.

1.19    “Royalty” means the percentage of income to be paid to Assignor based on revenue received from the commercialization of the Assigned Patents. This includes the recurring consideration (revenue) received from third parties and the revenue earned by direct marketing.

1.20    “SEC” has the meaning set forth in Section 6.5.

1.21    “Securities” has the meaning set forth in Section 6.4.

1.22    “Securities Act” means the Securities Act of 1933, as amended.

1.23    “Subsidiary” means any corporation, company, partnership, organization or other entity of which the securities or other ownership interests having a majority of the ordinary voting power in electing the board of directors or other governing body are, at the time of such determination, owned by a company or another Subsidiary.

1.24    “Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add on minimum, sales, use, transfer, real property gains, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, special assessment, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing; the foregoing shall include any transferee or secondary liability for a Tax and any liability assumed by agreement or arising as a result of being (or ceasing to be) a member of any Affiliated Group (or by being included (or required to be included) in any Tax Return relating thereto).

1.25           “Tax Returns” means any return, report, information return or other document (including schedules or any related or supporting information) filed or required to be filed with any Governmental Entity or other authority in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

2.0	CONDITIONS TO CLOSING

The “Closing” of the Acquisition is subject to the following conditions:

2.1  Due Diligence for Assigned Patents. The Assignee and its attorneys, representatives and agents shall have satisfactorily completed their due diligence investigation of the Assignor and the Assigned Patents.  Between the Effective Date and the Closing, these representatives shall be given full access to all files owned or controlled by Assignor (excluding all documents covered by Assignor’s attorney-client privilege) relating to the ownership, prosecution or issuance of the Assigned Patents (collectively, the “Assigned Patents Files”).  Assignor agrees to cause its officers and management to cooperate fully with Assignee’s representatives and agents and to make themselves available to the extent reasonably necessary to complete the due diligence process and the Closing of the Acquisition.

2.2    Due Diligence for Assignee. The Assignor and its attorneys representatives and agents shall have satisfactorily completed their due diligence investigation of the Assignee. Between the Effective Date and the Closing, these representatives of the Assignor shall be given full access to all files related to the Assignee’s current and past, pending contracts, obligations, loans, liabilities and legal actions against Assignee.

2.3  Closing Date. The Closing of the Acquisition shall take place on a date to be mutually agreed by Assignor and Assignee, but in no event later than February 26, 2010 (the “Closing Date”), provided, however, that the Parties allow the due diligence process set out in Section 2.1 and Section 2.2 above (the “Due Diligence”) to commence at least two weeks prior to the Closing Date.  If the Parties fail to do so, then the Closing Date shall be two weeks from such date.

2.4    Effective Time.  As soon as practicable after the Closing Date, the Assignee hereto shall cause the filing of a registration statement on Form 10 or other SEC forms as may be required to cause the Company Securities to be listed on an Exchange (the date and time of such filing, or if another date and time is specified in such filing, such specified date and time, being the “Effective Time”).

2.5  Document Return or Disposition. In the event the Acquisition fails to close on or before the Closing Date specified in Section 2.3 above, unless otherwise agreed to in a writing signed by the Parties, the Parties shall (i) immediately return to each other all files and materials made available by each other or their respective attorneys or agents under Section 2.1 and Section 2.2 hereof or otherwise under this Agreement (together with all copies of such files and materials made by the Parties or their respective attorneys or agents, expressly excluding any materials containing information protected by attorney-client privilege, attorney work product, or any other applicable privilege),  (ii) immediately destroy and discard, or cause to be destroyed or discarded, all notes, memoranda, analyses, opinions, recordings, and any other written or recorded information or media prepared by the Parties or their respective attorneys or agents (including materials containing information protected by attorney-client privilege, attorney work product, or any other applicable privilege), and (iii) Certificate of Incorporation, Articles of Association, Financial Statements, SEC Filings, State Corporate Filings, State and Federal Tax Filings, Corporate Record Book, Approvals, Stock Certificates as a result of, or in connection with, the review by the Parties of any non-public files or materials made available by the Parties to each other under Section 2.1 and Section 2.2 hereof or otherwise under this Agreement.

3.0	ASSIGNMENT

3.1  Assignment of Assigned Patents. Assignor agrees to sell, transfer and assign its entire right, title and interest in the Assigned Patents to Assignee pursuant to the Patent Assignment attached hereto as Exhibit A, free and clear of all liens, mortgages, pledges, security interests, prior assignments and encumbrances of any kind or nature whatsoever.   On the Closing Date, Assignor shall execute and have notarized a Patent Assignment in the form attached hereto as Exhibit A and by this reference made a part hereof, for filing by Assignee with the U.S. Patent and Trademark Office (the “USPTO”) and any foreign patent office that is relevant.  Upon the Closing of the Acquisition, this Patent Assignment shall be effective and, thereafter, (i) Assignee shall have sole responsibility and authority to prosecute any pending patent application included in the Assigned Patents, and (ii) Assignee shall assume responsibility for all fees and expenses associated with the Assigned Patents including, without limitation, all maintenance, annuity and prosecution-related fees and expenses.

3.2  Further Assurances as to Assigned Patents. At any time and from time to time after the Closing of the Acquisition, at Assignee’s reasonable request and expense, Assignor shall promptly execute and deliver, and shall cause its officers and employees (when appropriate) to execute and deliver, in a form reasonably acceptable to Assignee, such instruments of sale, transfer, conveyance, assignment and confirmation as may reasonably be required, and shall take such other action as Assignee may reasonably request, to more effectively transfer, convey and assign to Assignee all of Assignor’s right, title and interest in the Assigned Patents and to confirm such sale, transfer, conveyance and assignment by Assignor to Assignee.  In the event that a party becomes aware of any existing patent or pending patent application that is covered by the definition of Assigned Patents, but which is not currently listed on Exhibit A, such patent or patent application shall automatically be added to Exhibit A and shall be deemed to constitute Assigned Patents for all purposes hereunder.  Prior to the Closing of the Acquisition, Assignor will procure a certification from Ram Sesha (the “Assigned Patents Inventor”), in the form attached hereto as Exhibit B and by this reference made a part hereof, in which the Assigned Patents Inventor certifies that (i) the inventor named in the issued U.S. patents listed in Schedule 1 of this Agreement is the inventor of the claimed subject matter therein, (ii) the inventor has no knowledge of any mis-joinder or non-joinder of inventorship in the Assigned Patents, and (iii) he has assigned all of his ownership interests in the Assigned Patents to Assignor.

3.3           Retention by Assignor of Non-Assigned Patents and Patent Applications.  Any and all Patents and Patent Applications currently owned by Assignor and not included as an Assigned Patent in Exhibit A, or to be acquired in the future, shall be deemed and referred to herein as “Non-Assigned Patents and Patent Applications.” Assignor shall own all right, title and interest in and to the Non-Assigned Patents and Patent Applications and, after the closing of the Acquisition as described elsewhere in this Agreement, Assignor shall continue to own all right, title and interest in and to Non-Assigned Patent. No portion of the Non-Assigned Patent and Patent Applications is being sold, transferred, conveyed or assigned by Assignor to Assignee under this Agreement or otherwise.

4.0	CONSIDERATION

4.1  Payment.  In consideration of the Acquisition, the Assignee will pay to the Assignor, or as the Assignor may otherwise direct, an aggregate of 7,000,000 shares of Assignee’s authorized but previously unissued common stock, which shares shall be deemed “restricted securities” as defined by Rule 144 promulgated under the Securities Act of 1933.  Of the 7,000,000 shares, 5,000,000 shares will be issued and delivered to Assignor at the Closing of the Acquisition and the balance of 2,000,000 shares will be issued and delivered to Assignor, upon completion of the immediate first round of Capitalization of the Assignee as defined in Section 1.2.

4.1A  Following the Closing of the Acquisition, Assignee shall use its best efforts to cause to be prepared and filed with the SEC a registration statement on an appropriate form pursuant to the Securities Act, which registration statement shall include 2,000,000 shares of the 5,000,000 shares that are to be issued to Assignor at the Closing.  The shares to be included in the registration statement may be subject to limitations imposed by the SEC.

4.2  Royalty.   As further consideration for the Acquisition of the Assigned Patents, Assignee agrees to pay to Assignor as below:

4.2A    If revenues from the Commercialization of the Assigned Patents are received from a third party for licensing fees or Milestone Payments, Assignor shall be paid 20% of the Gross Revenues received by the Assignee for the licensing fees and Milestone Payments;

4.2B     If the earnings from the Commercialization of the Assigned Patents, are by direct sales, the Assignor shall be paid 20 % of Net Sales:

The Royalty, in either case, shall be paid in cash on a quarterly basis within ninety (90) days from filing the Form 10-Q for the applicable quarterly period.

4.3.   Milestone Payments. As further consideration for the Acquisition of the Assigned Patents, Assignee agrees to pay to Assignor 10% of all the Milestone Payments received by Assignee from the commercial exploitation of the Assigned Patents. The Milestone Payment shall be paid in cash within sixty (60) days of its receipt.

4.4  Employment Agreement. Upon the Closing of the Acquisition, the President and Chief Executive Officer of the Assignor would become the Chief Operating Officer of the Assignee under an Employment Agreement effective concurrently with entering into this Agreement. The terms of the Employment Agreement shall be similar to those applicable to the Chief Executive Officer and President of the Assignee and to be negotiated by the Parties in good faith. During the employment period, the Chief Operating Officer of the Assignee shall serve as a member of the Board of Directors of the Company.

4.5  Directors and Officers.  Upon the Closing of the Acquisition, the Assignor would nominate two individuals of repute to the Board of Directors of the Assignee, under the terms of an agreement similar to those applicable to other Board of Directors, each to hold office in accordance with the certificate of incorporation and bylaws of the Assignee.  The officers of the Company immediately prior to the Closing of the Acquisition, save for Section 4.4, shall be the current officers of the Assignee, each to hold office in accordance with the certificate of incorporation and bylaws of the Assignee.

4.6   Removal of Restrictive Legend.  Assignee shall consent to the removal of Restrictive Legend on the stock issued to Assignor hereunder, upon receiving a written request from the Assignor. The consent shall be provided within thirty days of receipt of a written request from the Assignor and shall be subject to any exceptions and limitations imposed by relevant securities and corporate laws.

4.A	DEVELOPMENT PROGRAM

4A.1  Development Program.  The Assignee shall prepare and implement a development program in respect of the Assigned Patents. The development program must be consistent with the usual practice followed in the industry to develop and commercialize Products, covered by the Assigned Patents listed in Exhibit A, through a commercialization program, which program shall include but not be limited to the development, marketing, promotion, distribution and sale of Products.

4A.2  Developmental Obligations of Assignee.  The Assignee shall, at its sole cost and expense, diligently prepare, manage, implement, and prosecute the Development Program and commercialize the Assigned Patents in accordance with Section 4.A.

(i)
Commercially Reasonable Efforts must begin within 12 months of Effective Date. The Assignee shall provide regular (not less than annual) updates to the Chief Operating Officer of the Assignor in respect of the management, implementation, and prosecution of the Development Program.

4A.3  Developmental Milestones.  As partial satisfaction of the requirements or the developmental program above and subject to the subsequent paragraph, Assignee shall achieve the following developmental milestones by the dates set forth below:

(i)	File an IND application for at least one Product within two years of Closing of this Agreement;

(ii)	Initiate clinical studies for at least one Product within three years of Closing of this Agreement;
(iii)	Commercialize at least one Product within five years of Closing this Agreement;
(iv)	Other diligence provisions as agreed on by the Parties in writing;

5.0	REPRESENTATIONS, WARRANTIES AND DISCLAIMERS OF ASSIGNOR

Assignor represents and warrants to Assignee as follows:

5.1  Assigned Patents. Exhibit A hereto lists all patents and patent applications included within the definition of Assigned Patents under this Agreement.

5.2  Ownership of Assigned Patents. Assignor is the sole and exclusive owner of the Assigned Patents, and it has the unencumbered right to sell and transfer its entire right, title and interest in the Assigned Patents to Assignee as contemplated hereby.  The Assigned Patents are free and clear of all liens, mortgages, pledges, security interests, prior assignments or encumbrances, and any restrictions on transfer.

5.3  Files. Assignor shall use its best efforts to provide to Assignee all existing files and records specified in Section 2.1 hereof as the Assigned Patents Files.

5.4  Licenses as to Assigned Patents. Assignor has not granted any license or right under any of the Assigned Patents to any third party.

5.5  Status of Assigned Patents. All maintenance fees required to be paid as of the Closing Date with respect to all issued U.S. patents listed in Exhibit A hereto have been or shall be paid by Assignor.

5.6  Sufficiency of Rights as to Assigned Patents. All issued patents included as Assigned Patents are existing and in full force and effect.  At the Closing of the Acquisition, Assignor will assign its entire right, title and interest in the Assigned Patents to Assignee.  The execution of this Agreement will not result in the loss or impairment of the right, title and interest in the Assigned Patents that Assignor will convey to Assignee at Closing.

5.7  Claims as to Assigned Patents. To the best of Assignor’s knowledge, there are no actions, suits, investigations, claims or proceedings threatened, pending or in progress relating to the Assigned Patents.  To the best of Assignor’s knowledge, none of the Assigned Patents have been or are currently involved in any reexamination, reissue, interference proceeding or any similar proceeding and no such proceedings are pending or threatened.  No settlement agreements, consents, judgments, orders, forbearance to sue or similar obligations limit or restrict Assignor’s rights in and to any of the Assigned Patents.  Assignor has not asserted any claim against any third party relating to infringement of the Assigned Patents.

5.8  No Prior Disclosures as to Assigned Patents. To the best of Assignor’s knowledge, Assignor has made no public disclosures of any non-public portion of the claimed subject matter contained in the Assigned Patents prior to filing with the USPTO a U.S. patent application pertaining to any such non-public portion.

5.9  Status of Assignor.  Assignor is duly organized, validly existing and in good standing under the laws of the State of Delaware, has the corporate power to own its property and to carry on its business as now being conducted and is duly qualified to do business in any jurisdiction where so required except where the failure to so qualify would have no material negative impact.

5.10  Authorization of Assignor. Assignor hereby represents and warrants that this Agreement has been duly and validly executed and delivered by Assignor, and constitutes the valid and legally binding obligation of Assignor, enforceable in accordance with its terms and conditions.  The execution, delivery, and performance of this Agreement have been duly authorized by Assignor, and no other corporate proceedings on the part of Assignor are necessary to authorize this Agreement or the transactions contemplated hereby.

5.11  No Tax Advice from Assignee or its Agents.  Assignor has had an opportunity to review with its own tax advisors the foreign, federal, state and local tax consequences of the transactions contemplated by this Agreement.  Assignor is relying solely on such advisors and not on any statements or representations of Assignee or any of its agents and understands that Assignor (and not Assignee) shall be responsible for its own tax liability that may arise as a result of the transactions contemplated by this Agreement.

5.12  No Legal Advice from Assignee or its Agents. Assignor acknowledges that it has had the opportunity to review this Agreement and the transactions contemplated by this Agreement with its own legal counsel.  Assignor is relying solely on such counsel and not on any statements or representations of Assignee or any of its agents for legal advice with respect to this investment or the transactions contemplated by this Agreement, except for representations, warranties and covenants set forth under Section 6.0 herein.

5.13  Restricted Securities.  Assignor acknowledges that the shares of Assignee’s common stock that Assignor will receive hereunder in consideration for assigning the Assigned Patents to Assignee, are deemed “restricted securities” within the meaning of Rule 144 promulgated under the Securities Act of 1933, and are being issued pursuant to an exemption or exemptions from such Act.  Assignor further acknowledges that it may not sell or otherwise transfer the subject shares except pursuant to a registration statement or in reliance upon an exemption to registration under the Securities Act of 1933.

6.0	REPRESENTATIONS AND WARRANTIES OF ASSIGNEE

Except as set forth in this Agreement, the Assignee’s SEC Reports or in the corresponding section of the Company Disclosure Letter delivered to Assignor by the Company concurrently with entering into this Agreement (the “Company Disclosure Letter”) (it being understood that any information set forth in a particular section of the Company Disclosure Letter shall be deemed to be disclosed in each other section of the Company Disclosure Letter to which the relevance of such information is reasonably apparent), the Assignee represents and warrants to Assignor that:

6.1            Status of Assignee.  Assignee is a duly organized corporation, validly existing and in good standing under the laws of the State of Nevada, has the corporate power to own its property and to carry on its business as now being conducted and is duly qualified to do business in any jurisdiction where so required except where the failure to so qualify would have no material negative impact. The Assignee has made available to Assignor a complete and correct copy of the certificate of incorporation and bylaws, each as amended to date, of the Assignee.

6.2           Subsidiaries.  Except as set forth in Section 6.2 of the Company Disclosure Letter, the does not have any subsidiaries.

6.3  Authorization of Assignee. Assignee has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate, on the terms and subject to the conditions of this Agreement, the transactions contemplated by this Agreement.  This Agreement has been duly executed and delivered by the Company and assuming that this Agreement is a valid and binding obligation of Assignor, this Agreement constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.  As of the date of this Agreement, the Board of Directors of the Company has approved and adopted this Agreement and, subject to Section X.X has resolved to recommend that the Company’s stockholders approve this Agreement.

6.4           Capitalization.  Assignee has an authorized capitalization of 50,000,000 shares of common stock, $0.005 par value, of which 33,163,012 shares are presently issued and outstanding.  All outstanding shares of Assignee’s common stock are, and will be at the Closing Date, duly authorized, validly issued, fully paid and nonassessable. There are no existing options, calls, claims, warrants, preemptive rights, registration rights or commitments of any character relating to the issued or unissued common stock or other securities of Company. Except as set forth in Section 6.4 of the Company Disclosure Letter and other than pursuant to (i) the Rights Agreement and (ii) the Company Equity Plans, there are no outstanding, and there have not been reserved for issuance any, (i) shares of capital stock or other voting securities of the Company; (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Assignee or its Subsidiaries; (iii) Company Options, Company RSUs or other rights or options to acquire from the Company, or obligations of the Company to issue, any shares of capital stock, voting securities or securities convertible into or exchangeable for shares of capital stock or voting securities of the Company, as the case may be, or (iv) equity equivalent interests in the ownership or earnings of the Company or other similar rights (the items in clauses (i) through (iv) collectively, “Securities”).  There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any Securities.  There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which the Assignee is bound relating to the voting or registration of any shares of capital stock of the Company or preemptive rights with respect thereto.

6.5           Company SEC Reports.  The Company currently does not have any securities registered with the Securities and Exchange Commission (“SEC”), either under the Securities Act of 1933 or the Securities Exchange Act of 1934, nor is the Company currently obligated to file such registration statements or to make any annual, quarterly or periodic reports with the SEC or to make and file any other SEC Reports.

6.6.           No Liabilities.  There are no liabilities or obligations of the Company (whether accrued, contingent, absolute, determined or determinable) that would be required by GAAP to be reflected on a consolidated balance sheet of the Company other than liabilities or obligations disclosed or provided for in the unaudited consolidated balance sheet of the Assignee as of Closing Date under Section 6.6 of the Company Disclosure Letter.  The Company represents there are no liabilities or obligations under any agreement, contracts, lease, note, mortgage, indenture or other obligation of the Company, which is not in violation of the terms of this Agreement.

6.7           Absence of Certain Changes or Events.  Except as disclosed in the Company Disclosure Letter of this agreement, since its incorporation and prior to the date of this Agreement, the business of the Company has been conducted in all material respects in the ordinary course consistent with past practice.  Since its incorporation till the Closing Date, there has not been any event, occurrence or development that has had, either individually or in the aggregate, a Material Adverse Effect.

6.8           Tax Matters.  The Company has filed all material federal, foreign, state, county and local income, excise, property and other Tax Returns that are required to be filed by them (taking into account any extensions of time to file that have been duly perfected).  Except as set forth on the Section 6.8 of the Company Disclosure Letter, all Taxes shown as owing by the Company on all such Tax Returns have been fully paid or properly accrued.  The Company has no knowledge that (i) the provision for Taxes on the Current Balance Sheet is insufficient for all accrued and unpaid Taxes as of the date thereof and (ii) all material Taxes which the Company or any Subsidiary is obligated to withhold from amounts owing to any employee, creditor or third party have not been fully paid or properly accrued.  There are no material Liens with respect to any Taxes upon any of the Company’s assets, other than (i) Taxes, the payment of which is not yet due, or (ii) Taxes or charges being contested in good faith by appropriate proceedings.

6.9           Litigation.  Except as set forth in Section 6.9 of the Company Disclosure Letter, there is no action, suit, claim, investigation, arbitration or proceeding pending or, to the Company 's knowledge, threatened against the Company or its assets or properties, or its officers and directors, in their capacity as such, before or by any court, arbitrator or Governmental Entity, that, would have, either individually or in the aggregate, a Material Adverse Effect.  There are no unsatisfied judgments or awards, decrees, injunctions, rules or orders of any Governmental Entity, court or arbitrator outstanding against the Assignee that would materially and adversely affect the Company’s ability to consummate the transactions contemplated by this Agreement.

6.10.        Employee Benefit Plans.  Except as listed in Section 6.10 of the Company Disclosure Letter, with respect to employees of the Company, the Company does not maintain or contribute to any “employee benefit plans” (as defined under Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) or any other material employee benefit plans, policies, stock option plan, agreements, arrangements or program (collectively, the “Employee Benefit Plans”). Except as listed in Section 6.10 of the Company Disclosure Letter, (i) the consummation of the transactions contemplated by this Agreement will not give rise to any material severance liability, or accelerate the time of payment or vesting or increase the amount or value of compensation or benefits due to any employee of the Company solely by reason of such transactions or by reason of a termination of employment following such transactions.

6.11.        Compliance with Laws; Permits.  Except as set forth in Section 6.11 of the Company Disclosure Letter or as would not have a Material Adverse Effect, the Company is in compliance in all material respects with all Laws applicable to the Company, including without limitation the Laws enforced and regulations issued by the DEA, the Department of Health and Human Services and its constituent agencies, the FDA, the Centers for Medicare & Medicaid Services, and Office of Inspector General, including without limitation the anti-kickback law (Social Security Act § 1128B(b)) and analogous Laws of the various states, the drug price reporting requirements of titles XVIII and XIX of the Social Security Act, and the Laws precluding off-label marketing of drugs.  The Company  is not debarred under the Generic Drug Enforcement Act of 1992 and, to the Company’s knowledge, the Company does not employ or use the services of any individual who is debarred.  Except as would not have a Material Adverse Effect, to Company’s knowledge, the Company is not under investigation with respect to, or has the Company been threatened in writing to be charged with or been given written notice of any violation of, any applicable Law.

6.12.        Affiliated Transactions.  Except as set forth in Section 6.12 of the Company Disclosure Letter, the Company has no knowledge that any officer, director, stockholder or Affiliate of the Company is a party to any material agreement, contract, commitment or transaction with the Company or has any material interest in any material property used by the Company.

6.13.        Employees.  Except as set forth in Section 6.13 of the Company Disclosure Letter, the Company has not experienced any strike or material grievance, claim of unfair labor practices, or other collective bargaining dispute within the past two years.  The Company has not committed any material unfair labor practice.  Except as set forth in Section 6.12 of the Company Disclosure Letter, the Company has no knowledge that any organizational effort presently being made or threatened by or on behalf of any labor union with respect to employees of the Company.

6.14.        Brokerage.  Except as set forth in Section 6.14 of the Company Disclosure Letter, no Person is entitled to any brokerage, finder’s or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Company for which Assignor could become liable or obligated.

6.15.        Contracts.  Except as set forth in Section 6.15 of the Company Disclosure Letter, to the Company’s knowledge neither the Company nor any other party, is in breach, default or violation (and no event has occurred or not occurred through the Company’s action or inaction or, to the Company’s knowledge, through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of any Contract to which the Company is now a party, or by which its properties or assets may be bound, except for breaches, defaults or violations that would not have, either individually or in the aggregate, a Material Adverse Effect.

6.16         Vote Required.  No shareholder approval is required for the Company to execute and perform the transactions contemplated by this Agreement and no such shareholder vote is anticipated.

6.17.        Approval.  The Board of Directors of the Company has approved the Acquisition, this Agreement and the transactions contemplated by this Agreement, and such approval is sufficient to render this Agreement effective.

6.18.        Conduct of the Business.  The Company covenants and agrees, as set forth in Section 6.18 of the Company Disclosure Letter, that from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement, as required by Law or to the extent Assignor shall otherwise consent in writing, which decision regarding any such consent shall not be unreasonably withheld, conditioned or delayed:

(a)           the Company shall conduct its business in all material respects only in the ordinary and usual course and, to the extent consistent therewith, it shall use its commercially reasonable efforts to (i) subject to prudent management of workforce needs and ongoing programs currently in force, preserve its business organization intact and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, lessors, employees and business associates, (ii) maintain and keep material properties and assets in good repair and condition and (iii) maintain in effect all material governmental Permits pursuant to which such party currently operates; and

(b)           the Company shall not (i) issue, sell or redeem any shares of its capital stock, (ii) issue, sell or redeem any securities convertible into, or options with respect to, warrants to purchase, or rights to subscribe for, any shares of its capital stock (other than pursuant to the terms of the Company ESPP, any Employee Benefit Plan or any awards made under the Company Equity Plans), (iii) effect any recapitalization, reclassification, stock dividend, stock split or like change in its capitalization, (iv) amend its certificate or articles of incorporation or bylaws (or equivalent organizational documents), except for amendments, which would not prevent or materially impair the consummation of the transactions contemplated by this Agreement or (v) except as set forth in Section 6.18  of the Company Disclosure Letter, make any acquisition of, or investment in, assets or stock (whether by way of merger, consolidation, tender offer, share exchange or other activity) in any transaction or any series of related transactions.

6.19           No Control of the Company’s Business.  Nothing contained in this Agreement shall give Assignor, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time.  For the avoidance of doubt, nothing in this Agreement shall be construed as prohibiting or requiring the consent of Assignor with respect to any of the matters described in Section 6.19 of the Company Disclosure Letter.

6.20           Shareholder List. There are no existing options, calls, claims, warrants, preemptive rights, registration rights or commitments of any character relating to the issued or unissued common stock or other securities of Company, except as set forth in Section 6.20 of the Company Disclosure Letter. Section 6.20 of the Company Disclosure Letter constitutes the complete copy of the Company's shareholder records.

6.21           No Other Representations or Warranties.  Except for the representations and warranties contained in this Agreement, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company.

7.0	CONFIDENTIALITY

7.1  The Assigned Patents Files shall be treated by Assignee as “Confidential Information” of Assignor until the Closing of the Acquisition.  Thereafter, the Assigned Patents Files and the Assigned Application Files shall be treated by Assignor as “Confidential Information” of Assignee.  If, for any reason, the Acquisition does not close, Assignee shall continue to treat the Assigned Patents Files and the Assigned Application Files as “Confidential Information” of Assignor and, further, Assignee shall comply with the provisions of Section 2.5 hereof in connection with the return or disposal of such files and materials.

 7.2  Each party agrees that it will not disclose, publish, or disseminate Confidential Information of the other to anyone other than those of its employees, legal counsel or other persons with a demonstrated need to know, and further agrees to take reasonable precautions to prevent any unauthorized use, disclosure, publication, or dissemination of Confidential Information.  The obligations of confidentiality contained in this Section will not apply to the extent that it can be established by the recipient of “Confidential Information” hereunder that such Confidential Information was; a) was generally available to the public or otherwise part of the public domain at the time of its disclosure to the recipient; b) became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of the recipient in breach of this Agreement; c) was rightfully disclosed to recipient by a third party without restriction after the date hereof or d) is required to be disclosed to comply with any law, order, decree or government or stock exchange request, in which case (i) the recipient will provide the disclosing party with prompt written notice so that said disclosing party may seek a protective order or other appropriate remedy or waive compliance with the confidentiality provisions hereof and (ii) in the event such protective order or other remedy is not obtained, or that compliance with the confidentiality provisions hereof is waived, the recipient will furnish only such portion of such information which it is advised in writing by counsel is legally advisable to furnish and will use its reasonable best efforts at the expense of the disclosing party to obtain reliable assurance, to the extent available, that confidential treatment will be accorded such information. For purposes of this Section 7.2, the Party disclosing information will be deemed the “disclosing party” and the Party receiving the information will be deemed  as the “recipient”..

7.3  The provisions of this Section 7.0 will survive any termination or expiration of this Agreement.

8.0	GENERAL PROVISIONS

8.1  Governing Law and Jurisdiction. This Agreement will be governed by and construed in accordance with the laws of the United States and the State of New York without regard to principles of conflicts of law.  Each party hereby agrees to jurisdiction and venue in the courts of the State of New York or the Federal courts sitting therein for all disputes and litigation arising under or relating to this Agreement.

8.2  No Waiver. Failure by either party to enforce any provision of this Agreement will not be deemed a waiver of future enforcement of that or any other provision.

8.3  Independent Contractors. The relationship of Assignor and Assignee established by this Agreement is that of independent contractors, and nothing contained in this Agreement shall be construed (i) to give either party the power to direct or control the day-to-day activities of the other, or (ii) to constitute the parties as partners, joint venturers, co-owners or otherwise as participants in a joint or common undertaking.

8.4  Section Headings. The section headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.5  Interpretation. The parties agree that this Agreement shall be fairly interpreted in accordance with its terms without any strict construction in favor of or against either party and that ambiguities shall not be interpreted against the drafting party.

8.6  Severability. If for any reason a court of competent jurisdiction finds any provision of this Agreement, or portion thereof, to be unenforceable, that provision of the Agreement will be enforced to the maximum extent permissible so as to effect the intent of the parties, and the remainder of this Agreement will continue in full force and effect.

8.7  Disclaimers. This Agreement does not confer by implication, estoppel, laches or by any other means any license or any right other than those expressly granted herein.

 8.8  Expenses. Except as otherwise expressly provided herein, all parties will be responsible for their own costs and expenses, including counsel fees, incurred in connection with this Agreement.

8.9  Injunctive Relief. The parties agree that a material default of the provisions of this Agreement by a party hereto could cause irreparable injury to the other party for which monetary damages would not be an adequate remedy and such other party shall be entitled to seek equitable relief, including injunctive relief and specific performance, in addition to any remedies it may have hereunder or at law.

8.10  Infringement.  In the event that Assignee or Assignor is named as a defendant in any patent infringement lawsuit brought as a result of Assignee’s efforts to market a Product during the commercialization of the Assigned Patents, Assignor shall fully cooperate with Assignee in the handling of all such claims or lawsuits, assist in production and location of evidence and provide other assistance as requested by Assignee, including assistance with discovery, depositions and expert testimony. Assignee shall have the obligation to undertake the control and defense of such Infringement Action, including the satisfaction of resulting legal fees and expenses, whether such action was brought against Assignor or Assignee. Assignee shall be responsible for the coordination and payment of legal activities and shall promptly reimburse all costs incurred by the Assignor. Assignee shall be solely responsible for, and hereby agrees to indemnify and hold harmless Assignor and its affiliates against, damages, claims, penalties, all legal fees and related expenses incurred by the Assignee in the satisfaction of its obligations.

8.11  Notices. All notices required or permitted to be given hereunder shall be in writing, shall make reference to this Agreement, and shall be delivered by hand or dispatched by prepaid air courier or by registered or certified airmail, postage prepaid, addressed to the President or Chief Financial Officer of the party to be notified at the address first listed herein as the principal place of business for such party. Such notices shall be deemed served when received by the addressee or, if delivery is not accomplished due to some fault of addressee, when tendered for delivery.  Either party may give written notice to the other of a change of address and, after notice of such change has been received, any notice or request shall thereafter be given to such party at such changed address.

8.11  Entire Agreement. This Agreement, including any Schedules and Exhibits attached hereto, which are hereby incorporated by reference, constitutes the entire understanding of the parties with respect to the subject matter hereof, and supersedes all prior agreements or representations, oral or written, regarding such subject matter.  This Agreement may not be modified or amended except in a writing signed by a duly authorized representative of both parties.

8.12  Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original and all of which shall constitute together the same document.  It is further agreed that the delivery by facsimile, e-mail or other recognized electronic medium of an executed counterpart of this Agreement will be deemed to be an original and will have the full force and effect of an original executed copy.

8.13   Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives:

Pro-Tect, Inc.		Nectid Inc.

By:		By:
Name:		Name:
Title:	President &	Title:	President &
	Chief Executive Officer		Chief Executive Officer

By:
Name:

EXHIBIT A

PATENT ASSIGNMENT

For good and valuable consideration, the receipt of which is hereby acknowledged, Nectid Inc. (“ASSIGNOR”), hereby sells, assigns, transfers, and sets over its entire right, title, and interest in and to the patents and patent applications listed below as the “Assigned Patents”, including any divisional, continuation, continuation-in-part, reissue or re-examination applications, or patents issuing therefrom to Pro-Tect, Inc.  (“ASSIGNEE”) and its successors and assigns.

Assigned Patents:

1	Novel Tapentadol combinations for treating pain 61/004,029 dated November 23, 2007
2	TAPENTADOL COMPOSITIONS (WO2009067703) PCT/US2008/0844 dated November 21, 2008
3	Novel Slow Release Tapentadol Compositions 61/215,846 dated May 11, 2009
4	Novel Slow Release Tapentadol Compositions 61/216, 399 Dated May 18, 2009
5	Novel Slow Release Tapentadol Compositions 61/269,450 Dated June 25, 2009
6	Novel Slow Release Tapentadol Compositions 61/215, 010 Dated May 1, 2009
7	Novel and Potent Tapentadol Compositions 61/197,625 Dated October 30, 2008
8	Novel and Potent Tapentadol Compositions 61/205, 312 Dated January 21, 2009
9	Novel and Potent Tapentadol Compositions 61/ /268, 630 Dated June 15, 2009
10	NOVEL AND POTENT TAPENTADOL DOSAGE FORMS PCT/US2009/05866 Dated Oct 29, 2009
11	Novel Tapentadol Formulations 61/210, 469 Dated March 20, 2009
12	Abuse Proof Delivery Systems 61/217,434 Dated June 1, 2009
13	Novel GABA Analog Dosage Forms (NTD01302010)
ASSIGNOR hereby further sells, conveys, assigns, transfers, and sets over unto ASSIGNEE ASSIGNOR’s entire right, title, and interest in and to the aforesaid patents and patent applications in the United States and each and every country foreign to the United States; and ASSIGNOR further conveys to ASSIGNEE all priority rights resulting from the Assigned Patents, and all ASSIGNOR’s rights under any claim, including all causes of action for infringement, which arose at any time prior and up to the conveyance of said Assigned Patents to ASSIGNEE under this Patent Assignment.

At any time and from time to time after the date of this Patent Assignment, at ASSIGNEE’s reasonable request and expense, ASSIGNOR promptly shall execute and deliver, and shall cause its officers and employees (when appropriate) to execute and deliver, in a form reasonably acceptable to ASSIGNOR, such instruments of sale, transfer, conveyance, assignment and confirmation as may reasonably be required, and shall take such other action as ASSIGNEE may reasonably request, to more effectively transfer, convey and assign to ASSIGNEE all of ASSIGNOR’s right, title and interest in the Assigned Patents and to confirm such sale, transfer, conveyance and assignment by ASSIGNOR to ASSIGNEE.

IN WITNESS WHEREOF, ASSIGNOR has hereunto set its hand and seal on the date below.

By:
Name:
Title:	President
Date:	■

State of ■	)
)
County of ■	)

Subscribed and sworn to before me
this ■ day of ■, 200■

■
Notary Public of ■

My commission expires: ■

EXHIBIT B

CERTIFICATION OF CO-INVENTORS

In connection with a certain patent acquisition agreement dated ■ between Nectid Inc. (“Nectid”) and Pro-Tect, Inc. (“Pro-Tect”), Nectid has been asked ■ to provide a certification as to certain matters relating to the patents and patent applications listed below as “Nectid Patents”).

Nectid Patents:

•	Novel Tapentadol combinations for treating pain 61/004,029 dated November 23, 2007
•	TAPENTADOL COMPOSITIONS (WO2009067703) PCT/US2008/0844 dated November 21, 2008
•	Novel Slow Release Tapentadol Compositions 61/215,846 dated May 11, 2009
•	Novel Slow Release Tapentadol Compositions 61/216, 399 Dated May 18, 2009
•	Novel Slow Release Tapentadol Compositions 61/269,450 Dated June 25, 2009
•	Novel Slow Release Tapentadol Compositions 61/215, 010 Dated May 1, 2009
•	Novel and Potent Tapentadol Compositions 61/197,626 Dated October 27, 2008
•	Novel and Potent Tapentadol Compositions 61/205, 312 Dated January 21, 2009
•	Novel and Potent Tapentadol Compositions 61/ 61/268, 630 Dated June 15, 2009
•	NOVEL AND POTENT TAPENTADOL DOSAGE FORMS PCT/US2009/05866 Dated Oct 29, 2009
•	Novel Tapentadol Formulations 61/210, 469 Dated March 20, 2009
•	Abuse Proof Delivery Systems 61/217,434 Dated June 1, 2009
•	Novel GABA Analog Dosage Forms (NTD01302010)
I, the undersigned, hereby certify that (i) I am the inventor of the claimed subject matter in the Nectid Patents listed above, (ii) I have no knowledge of any mis-joinder or non-joinder of inventorship in the Nectid Patents, and (iii) I have assigned all of my ownership interests in the Nectid Patents to Nectid.  Such assignments of U.S. patents by the undersigned to Nectid have been filed with the United States Patent and Trademark Office and recorded at the following respective reel and frame numbers: (a) U.S. Patent No. ■ – Reel/Frame ■; (b) U.S. Patent No. ■ – Reel/Frame ■; and (c) U.S. Patent No. ■ – Reel/Frame ■.  I make no other representations, warranties or assurances of any kind whatsoever concerning the Nectid Patents or any provisions of, or transactions contemplated by, the above-referenced patent acquisition agreement between Nectid and Pro-Tect.

IN WITNESS WHEREOF, ■ has hereunto set his hand and seal on the date below.

■
Dated:	■

State of ■	)
)
County of ■	)

Subscribed and sworn to before me
this ■ day of ■, 200■

■
Notary Public of ■

My commission expires: ■